May 30, 2017

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz
Assistant Director

Re:	Ameri Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1

Filed April 18, 2017

File No. 333-215923

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 of the Registration Statement on Form S-1 (the “Second Amendment”), for the resale of certain securities of the Company.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated May 3, 2017 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on April 18, 2017 (the “First Amendment”).

Courtesy copies of this letter and the Registration Statement, together with all exhibits, are being provided directly to the staff for its convenience (attention: Amanda Ravitz, Assistant Director) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Second Amendment.

General

1.	We note your response to our prior comment 1. Because you began the offer to present warrantholders of the underlying common stock privately as part of the warrant sale, you must complete it privately. Your revised registration statement may be used for either (1) the resale of the common shares by the present holders, or (2) the issuance of the common shares to subsequent warrant purchasers, but may not register the issuance of the warrants to the present holders. If the warrantholder exercises his warrant, then the registration statement will cover the resale of the underlying common stock. If the warrantholder sells the warrant under this registration statement, then the registration statement will cover the exercise of the warrant by the purchaser. Please revise throughout to remove the exercise of the warrant by current holders.

Response: As requested by the staff, the Second Amendment has been revised throughout to remove references to registration with respect to the exercise of the warrant by current holders.

Description of Business

Our Industry, page 32

2.	It is not clear what you mean when you say that “labor arbitrage is our fundamental differentiator.” How does this distinguish your model from the models described?

Response: In response to the staff’s comment, the Company removed the statement “labor arbitrage is our fundamental differentiator.”

Strategic Alliances, page 36

3.	Describe the terms of a typical contract with your partner companies.

Response: In response to the staff’s comment, the Company has added disclosure under the heading “Strategic Alliances” to describe terms of its arrangements with its strategic partners.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 41

4.	We note the discussion on page 41 that approximately 60% of the increase in revenues is attributable to acquisition that you made in 2016. Please revise to discuss the specific reasons for the remainder of the significant increase in revenues in fiscal 2016.

Response: In response to the staff’s comment, the Company has added disclosure under the heading “Revenues” in the Company’s description of its fiscal year 2016 results as compared to its fiscal year 2015 results to clarify that the remainder of the increase in revenues in fiscal 2016 was due to the revenues received from its Ameri Georgia subsidiary, which was acquired by the Company in November 2015.

Gross Margin, page 41

5.	We note that gross margin decreased significantly in fiscal 2016 as a result of lower margins for professional services and a decrease in project revenues. Please revise to further clarify the reasons for the lower margins on professional services and the change in project revenues. Please also clarify whether the trend in lower margins is expected to impact future operations.

Response: As requested by the staff, the Company has added disclosure under the heading “Gross Margin” in the Company’s description of its fiscal year 2016 results as compared to its fiscal year 2015 results to clarify the reasons for lower margins during the 2016 fiscal year and the Company’s expectation for lower margins to continue to impact future results of the Company.

Nonrecurring expenses, page 41

6.	We note your response and revised disclosure related to comment 14. Please revise to remove the reference to non-recurring or explain to us why you believe this heading is accurate. We note that most of these expenses relate to normal and recurring liquidity events (i.e., obtaining a credit facility) and acquisitions.

Response: As requested by the staff, the Company removed the reference to non-recurring expenses and revised the disclosure to describe acquisition related expenses.

Liquidity and Capital Resources, page 43

7.	We note that you did not fulfill certain financial covenants contained in your loan agreement with Sterling National Bank as of December 31, 2016 and that the bank agreed to waive your compliance in exchange for the payment of a fee. Please disclose all significant terms of the waiver, including its duration and the amount of the fee. Please also disclose whether you expect to comply with these covenants after the end of the term of the waiver.

Response: As requested by the staff, the Company revised the disclosure regarding its loan agreement with Sterling National Bank (the “Bank”) to provide more details regarding the loan and the waiver it has received from the Bank for not complying with applicable covenants in the loan agreement. The Company also clarifies in the Second Amendment that it continues to work with the Bank regarding its non-compliance with loan agreement covenants, as the Company will likely continue to not comply with such covenants.

Consolidated Financial Statements of Ameri Holdings, Inc.

Audited Condensed Consolidated Statements of Cash Flows, page F-7

8.	We have reviewed your responses to comments 15 and 16, but the components of your investing cash outflows are still not clear. Please explain to us how your investing cash outflows agree with the amounts in Note 3 on pages F-8 to F-11.

Response: In response to the staff’s comment, the Company has revised Note 3 to clarify the cash amounts paid for its acquisitions/investments in 2016. The Company also summarizes its cash outflows for its acquisitions in the table below, which reconciles the outflow amounts with the amount of net cash used in investing activities amount appearing in the Company’s 2016 statements of cash flows.

Acquisition	Amount	Comments
Ameri Georgia (Bellsoft)	$2,330,000	Net of $670,000 working capital adjustment subsequent to the acquisition date
DC&M	$3,000,000
Virtuoso	$563,000	Net of $80,000 working capital adjustment subsequent to the acquisition date
Bigtech	$340,000
Linear Logics	$330,000
Office equipment, net	$29,062
TOTAL	$6,592,062
Net cash used in investing activities	$6,592,062

Note 3: Business Combinations, page F-5

9.	We note your response to comment 18. Please revise to provide all the disclosures required by ASC 805-10-50 (including 50-2(h)), 20-50, and 30-50 for each acquisition, including:

•	The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration, in tabular form;

•	The contingent consideration disclosure requirements set forth in ASC 805-30-50-1(c); and

•	The amount recognized as of the acquisition date for each major class of assets acquired and liabilities assumed and how these amounts were determined. A summary should be provided of the total purchase consideration and the allocation of this consideration to each of the assets and liabilities acquired. Disclosure should also be provided of how any noncash consideration was determined.

Response: In response to the staff’s comment, the Company has revised disclosure for all of its acquisitions in Note 3 to include all information required by ASC 805 as the Company believes to be applicable to such acquisitions.

10.	Please revise to explain what you mean by the disclosure on page F-8 that the acquisition of DCM has been capitalized by creating an intangible asset of $5.4 million, taking into consideration the projected revenue from the list of acquired customers over a period of three years. Clarify how your accounting treatment complies with ASC 805. This should also be addressed for each of your acquisitions.

Response: In response to the staff’s comment, the Company has revised the disclosure regarding its acquisition of DCM to better explain how it has allocated the purchase price for the acquisition. The Company believes that the disclosure now includes all applicable information required by ASC 805.

11.	Please further clarify your accounting and disclosure related to the Ameri Georgia acquisition. Specifically, your reference to “created an investment” and your purchase price allocation to equity is not clear.

Response: In response to the staff’s comment, the Company has revised the disclosure regarding its acquisition of Ameri Georgia to better explain how it has allocated the purchase price for the acquisition. The Company believes that the disclosure now includes all applicable information required by ASC 805.

Note 18: Subsequent Events, page F-21

12.	We have reviewed your disclosure in response to comment 6. Please provide all of the applicable disclosures required by ASC 805 related to your acquisition of ATCG. Please also provide the financial statements and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X.

Response: As requested by the staff, the Company has revised Note 18 to includes all applicable information required by ASC 805 with respect to its acquisition of ATCG. The Second Amendment also includes the financial statements and pro forma information required in connection with the Company’s acquisition of ATCG.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

13.	You cite 4(a)(2) as your exemption from registration for each issuance. Please provide addition facts and legal analysis supporting use of the exemption. Also, ensure that you have included a discussion of each acquisition involving your issuance of securities in the time period called for by the item.

Response: As requested by the staff, Item 15 of Part II has been revised in the Second Amendment to include additional facts and legal analysis supporting use of an exemption pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, to exempt from registration the issuance of the securities described in Item 15, as well as a discussion of each acquisition involving the issuance of securities in the time period called for by the item.

Exhibit 23.1

14. Please provide consents from the independent accountants for all audit opinions included in your registration statement.

Response: As requested by the staff, Exhibit 23.1 filed with the Second Amendment contains consents from the independent accountants for all audit opinions included in the Registration Statement.

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The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours, /s/ Adam W. Finerman Adam W. Finerman

cc:	Mr. Giri Devanur Mr. Viraj Patel